SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN BREWING COMPANY, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
 (Title of Class of Securities)

024718108
 (CUSIP Number)

Mark Meath
6814 37th Street Ct. West
University Place, WA 98466
(253) 312-3022
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2014
 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

___________

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 024718108	Schedule 13D	Page 2 of 5 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mark Meath____________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [   ]
(b)           [X]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__PF________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.___________________________________________________________________________________
                                7    SOLE VOTING POWER
NUMBER OF
SHARES                                           ___774,479(1)_________________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                           ________________________________________________________________________
REPORTING                                           9    SOLE DISPOSITIVE POWER
PERSON WITH
                                ___774,479(1)_________________________________________________________
                                10   SHARED DISPOSITIVE POWER

_____________________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____774,479(1)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [_]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%_________________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__IN________________________________________________________________________________________

(1) Mark Meath beneficially owns 774,479 shares of common stock of American Brewing Company, Inc., par value $0.001, representing approximately 6.4% of the outstanding shares of Common Stock as of the date of this report.  720,000 of the shares were received on June 25, 2013 as part of a capital restructure of the company in exchange for equity ownership held by Mark Meath as of November 11, 2010.  An additional 54,479 shares were issued to Mark Meath on December 31, 2013 as repayment of debt.  There have been no transactions involving Mark Meath during the previous 60 days.

CUSIP No. 024718108	Schedule 13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of American Brewing Company, Inc., (the "Issuer").  The address of the Issuer's principal executive office is 180 West Dayton Street, Warehouse 102, Edmonds, WA 98020.

Item 2.  Identity and Background.

     (a) This statement is being filed on behalf of Mark Meath (the “Reporting Person”).

     (b) The address of the Reporting Person is 6814 37th Street Ct. West, University Place, WA 98466.

     (c) The principal occupation of Mark Meath is that of a loan officer.  Mark Meath’s employer is Republic Mortgage Home Loans, 2310 Mildred Street West, Suite 120, Tacoma, WA 98466.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mark Meath is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock being reported was $77,239.70.  All of the shares of common stock beneficially held by Mark Meath were paid for with personal funds of Mark Meath.  720,000 of the shares were received on June 25, 2013 as part of a capital restructure of the company in exchange for equity ownership held by Mark Meath as of November 11, 2010.  An additional 54,479 shares were issued to Mark Meath on December 31, 2013 as repayment of debt.  There have been no transactions involving Mark Meath during the previous 60 days.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Person pursuant to a private purchase and conversion transaction for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No. 024718108	Schedule 13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Mark Meath beneficially owns 774,479 Common Shares, which equates to 6.4% of the outstanding shares of the Issuer as of the date of this report.

     (b) The Reporting Person may be deemed to have sole voting power and dispositive power with respect to the 774,479 shares of Common Stock reported herein.

     (c) None.

     (d) No person (other than the Reporting Person) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of American Brewing Company, Inc.

Item 7.  Material to be Filed as Exhibits.

None

CUSIP No. 024718108	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2014

/s/ Mark Meath
Name: Mark Meath

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).